VocalTec Communications Transfers Stock Listing To Nasdaq SmallCap Market

HERZLIYA, Israel-March 31, 2005-VocalTec Communications Ltd. (Nasdaq: VOCL) (VocalTec), announced today that Nasdaq has approved the Company's application to list its Ordinary Shares on The Nasdaq SmallCap Market. The Company's securities will be transferred to The Nasdaq SmallCap Market at the opening of business on April 5th, 2005, and will continue to be listed under the trading symbol VOCL.

"We have chosen to list on the SmallCap Market in order to maintain the continuity of trading in our shares as we continue to work toward accomplishing our business goals," said Elon Ganor, Chairman and CEO of VocalTec.

About VocalTec

VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base spans more than 100 countries and includes Deutsche Telekom, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Product offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.

Learn more about our products and solutions at www.vocaltec.com.

NOTE: VocalTec and Essentra are registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts


 VocalTec Communications Ltd.
Carmen Deville, 201-228-7000 x 6208
(Israel) +972-52-2781748
carmen@vocaltec.com